December 8, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re: Applied Minerals, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 14, 2014

File No. 000-31380

Dear Ms. Jenkins:

Applied Minerals, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 21, 2014, relating to the above-referenced filing.

In response to the Comment Letter, and to facilitate review, we have repeated the text of each of the Staff’s comments in italics below and have followed each comment with the Company’s response.

1. Please provide a summary of your production and sales including tons extracted and processed, products produced, and average sales price received for each of your products pursuant to the Instructions to Item 102 of Regulation S-K.

The information for the 12 months ended December 31, 2013 is as follows:

Tons extracted:	halloysite clay:	450	iron oxide:	3,300
Products produced:	halloysite clay:	22	iron oxide:	13

Tons processed: We respectfully submit that that “tons processed” is not a meaningful number because taken together with “products produced,” it yields a loss on processing. The loss on processing is largely due to the elimination of moisture content and the amount eliminated varies depending on (i) the moisture level upon extraction, (ii) the storage conditions (covered or exposed to the elements), and (iii) the moisture level of the particular grade’s specifications. All of these factors can affect the loss on processing. The percentage loss on processing can range from approximately 20% to approximately 3%, meaning that between 80% and 97% of the extracted material results in saleable product after processing. The range of percentage loss for iron oxide ranges from approximately 10% to approximately 3%.

Average sales price: We respectfully submit that given (i) our stage of development (classified as exploration stage and 2013 sales of only $54,825) and (ii) the nature, the number and the size of such sales, the average sales prices of our products are not meaningful to investors.

Halloysite Clay.

In 2013, there were 27 sales transactions involving halloysite clay, which totaled $49,825.

●	Three sales were made to a company that resells sample-size amounts (1 – 2 kg.) to researchers and our sales to that company were made at very high prices.

●

Fifteen sales were made to customers for testing or scale-up trials. Depending on the circumstances, we sometimes charged nothing, sometimes charged only shipping fees, and sometimes charged a price (the prices vary and one price was quite high).

●

Nine sales were made to three customers who used the halloysite in products that were sold commercially and these sales accounted for 48% of halloysite sales. The amounts sold to two of these customers were quite small (less than $1,000). The three customers used the halloysite for different advanced applications so that the sales to the three customers are not directly comparable to each other.

We submit that whether the average sales price relates to all three categories mentioned above (sales to the sample reseller, sales to customers for testing and scale-up trial, and sales to customers for use) or any two categories or any one category, such selling price does not convey information that would be meaningful to investors. We also submit that an average price of sales to the three customers that used the halloysite in products sold commercially is not meaningful for three reasons.

First, the sales were for different uses and were sold into distinct markets and as a result were not directly comparable.

Second, whether the three customers that used the halloysite in products sold commercially are considered individually or as a group, the universe size is too small to be meaningful.

Third, we believe that investors would be interested in the average sales price of halloysite clay only to the extent that it deals with sales to customers who use the halloysite clay in commercial products and then only if such price can reasonably be seen as indicative of, or at least meaningfully related to, the average sales price to be realized as we ramp up sales. While we believe that both the average sales price and each individual sales price to such customer were favorable, we do not believe that it is necessarily indicative of, or necessarily meaningfully related to, the average sales price that may be realized as the Company ramps up sales.

In addition, we believe that disclosure of average sale prices for the various grades should not be required because of the potentially harmful consequences to the Company’s business. We are creating new specialty niche products to be used in a range of advanced applications. Our halloysite may be seen, at least from a functional standpoint, as a new mineral for use in new markets. The existing global market for halloysite is approximately 30,000 tons per annum. The great majority of this supply is mined in New Zealand and is largely sold into the Asian fine china and porcelain markets (and not at all into the North American market); the product sold into those markets is not directly competitive due to high levels of respirable crystalline silica, which apparently cannot be sufficiently extracted. The impurity of the New Zealand halloysite precludes it, for the most part, from being used in the advanced applications currently being pursued by the Company.

With regard to sales for advanced applications, the Company prices grades of its halloysite based on the value added to an application. Pricing is not primarily driven by the price of other halloysite in the market. Disclosure of the prices of grades would severely impair the ability of the Company to opportunistically price its products. In addition, given the wide range of pricing among its grades of halloysite, an average sales price would not be particularly meaningful.

Iron Oxide

There were two sales of iron oxide on 2013, both for testing or scale-up purposes and neither of which was to a customer that used the iron oxide in a commercially sold product. Sales for testing and scale-up purposes do not provide meaningful information to investors and we do not believe the disclosure of the average sales price is appropriate.

In addition, we are marketing a wide range of grades of iron oxide, some of which are essentially new products (natural pigments that are competitive with synthetic pigments) that will yield a wide range of prices. To the extent that we will opportunistically price essentially new products, the pricing rationale set forth in the last two paragraphs under halloysite is also applicable here.

We would be happy to share the underlying data with the staff supplementally.

2. Please provide a general overview of your processing facility, including an overview of the Hosokawa-Alpine Technology, pursuant to paragraph (b) of Industry Guide 7.

We currently have two processing facilities: an iron oxide facility and a halloysite clay facility. Both are located on the Dragon Mine site near Eureka, Utah.

Iron Oxide Facility

Our larger facility, which will be used primarily for processing iron oxide, covers about 7,000 square feet and was completed in 2014. There is also a 3,000 sq. ft. laboratory attached to the facility.

The facility starts with a processor that crushes iron oxide ore mined from the Company’s property. The crusher processor reduces the size of the iron oxide ore to less than one-half inch. The material is then processed by the Hosokawa Table Roller Mill. The Hosokawa Table Roller Mill crushes the subject material, while removing any foreign matter, according to product specifications required by a whole range of possible customers. Table roller mills pulverize material by subjecting the material to compressive stress between the grinding table and the grinding rollers. The grinding rollers roll over the product repeatedly to crush it to a desired particle size.

The facility can process, depending on the specifications of the final product, up to approximately 50,000 tons per year. The facility was built at a cost of about $5 million and completed in 2014. The Hosokawa machine was purchased new in 2012 and is in good operating condition.

Halloysite Clay Facility

Our second facility will be used for processing halloysite clay and comprises about 3,000 sq. ft. and houses a crusher, a KDS Micronex machine and a jet mill.

The KDS Machine pulverizes halloysite ore mined from the Company’s property using blades spinning in a horizontal plane. The resulting centrifugal force drives feed material against the sides of the chamber. The material is blown apart due to repeated collisions between particles, blades, and chamber sides.

If further processing is necessary to reduce practice size, it is done in a jet mill. Pulverization takes place in a chamber as the material is driven at high speeds around the chamber by multiple jets of air. Size reduction is the result of high velocity collisions between the particles of the process materials.

The facility can process, depending on the specifications of the final product, between 10,000 and 15,000 tons per year. The aggregate cost of the building and the machines was approximately $350,000. All are in good working condition.

In response to the Staff’s comment, the Company proposes to include the description above in its next annual report on Form 10-K.

3. We note you have recorded insignificant amounts of revenues from the sales of halloysite clay and iron oxide in 2013, 2012 and 2011. As disclosed in your filing, you do not have mineral reserves as defined by Industry Guide 7 and you are in the exploration stage. Please address the following issues:

a) Describe the nature of these sales of minerals recorded;

b) Explain whether these sales activities constitute your ongoing major or central operations; and

c) Explain your basis to record these sales as revenue in accordance with FASB ASC 605-10-25-1.

The sales for 2011 and 2012 were primarily sales of samples for testing. The sales in 2013 were primarily (in tonnages and dollar volume) sales for scale-ups by customers. All revenues recorded to date are sales of iron oxide and halloysite clay, which represent the Company’s planned central operations. We believe that because the products sold represent the Company’s planned central operations, the amounts received represented revenues versus cost recovery.

FASB ASC 605-10-25-1 states that the recognition of revenue and gains of an entity during a period involves consideration of the following two factors, with sometimes one and sometimes the other being the more important consideration: (1) Being realized or realizable, (2) Being earned. Revenue and gains are realized when products (goods or services), merchandise, or other assets are exchanged for cash or claims to cash, and revenue is not recognized until earned. Furthermore, an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.

All of the Company’s recorded revenues have been realized and earned in its ongoing central operations. As stated in our 2013 10-K, revenue includes sales of halloysite clay and, commencing in June 2013, iron oxide, and is recognized when title passes to the buyer and when collectability is reasonably assured.  Title passes to the buyer based on terms of the sales contract, invoice and/or other evidence of arrangement.  Product pricing is determined based on contractual arrangements with the Company’s customers. Most of our sales are recorded upon shipment of our material from the minesite and there are no further deliverables by the Company after delivery. As such, the Company records its sales in accordance with FASB ASC 605-10-25-1.

4. We note that you have capitalized $3,438,113 of costs regarding a new plant facility and related equipment at the Dragon Mine through December 31, 2013. Please explain to us the nature of these capitalized costs and categorize these costs including the total costs you capitalized through September 30, 2014. Considering you do not have proven or probable reserves associated with the Dragon Mine, please

a) Clarify why you believe capitalization of these costs is appropriate; and

b) Provide us with your determination of the probable future economic benefits associated with the capitalized costs reported.

Please provide us with your analysis, including references to relevant authoritative literature, supporting your position to capitalize such costs.

The Company capitalized $3,438,113 of costs for a new plant facility in 2013.  A significant portion of the costs relates to the purchase of the Hosokawa Alpine table roller mill, as described in the Company’s response to Comment #2 of this letter, while the remaining costs relate to construction of the new above-ground building that houses this and other milling equipment, such as bucket elevators and bagging equipment.  All of these additions are critical to the milling operation, which the Company believes will lead to economic benefit or future sales. While the Company is considered an exploration-stage company, it has substantial sources of halloysite clay and iron oxide as cited in its 2013 Resource Statement (http://appliedminerals.com/site/the-dragon-mine), which can be currently characterized as reserves as defined by the SEC Industry Guide 7 due to, in part, the lack of significant sales of the halloysite clay and iron oxide to date (with respect to halloysite, “significant sales” are considered in light of the new application markets into which we have been developing for halloysite clay).

As discussed above, the Company’s primary goal is to develop the highest and best uses of our unique halloysite and iron oxide resources to deliver value-added, eco-friendly solutions to industries in need and address applications where we feel our product is, or has the potential to be, the best available solution to the market based on performance, price, environmental sustainability and the ability to be a disruptive technology. We are currently in discussions with various potential customers on commercial arrangements and our primary goal is to generate significant sales in the future through the use of this facility. Finally, the entire above-ground facility and the equipment can be raised and sold or moved to another location as needed so they are salvageable.

The accounting for tangible property, plant and equipment is complex for exploration stage mining companies because of the lack of direct accounting guidance governing the industry. Given this, reference is usually made to three sources to determine whether capitalization is appropriate: ASC 730 Research and Development, ASC 932 Extractive Industries: Oil and Gas and ASC 360 Property, Plant, and Equipment.

ASC 932 specifically relates to oil and gas extractive industries and scopes out mining activities, however many of its concepts provide considerations important to the mining industry. To the extent these considerations are consistent with guidance in other applicable GAAP, including the original underlying accounting model developed in ASC 730 that was subsequently used in ASC 932 for exploration activities, then mining companies will follow similar accounting as that followed by oil and gas companies.

Pursuant to ASC 932-360-25-12 through 14 and ASC 932-360-25-16, entities should capitalize development costs and the costs of support equipment and facilities. The guidance in ASC 932-360-25 is consistent with the guidance in ASC 730-10-25-2a, which states, in part:

a. Materials, equipment, and facilities. The costs of materials (whether from the entity's normal inventory or acquired specially for research and development activities) and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are research and development costs.

As stated above, the Company is currently in the process of trying to monetize its halloysite and iron oxide resources through novel uses in a wide variety of industries. Therefore, the amounts expended for the Company’s plant facilities and other tangible assets used in the production process have multiple alternative future uses: use in future revenue-producing primary activities, continued research and development for alternative uses for the Company’s product in other industries and through a sale of the equipment to other mining companies that could use this non-specific, generally useful equipment.

The guidance in ASC 932 and ASC 730 is consistent with the guidance in ASC 360, which states that property, plant, and equipment typically consist of long-lived tangible assets used to create and distribute an entity’s products and services, and include Land and Land improvements; Buildings; Machinery and Equipment; and Furniture and Fixtures. The cost of a productive facility is one of the costs of the services it renders during its useful economic life. Generally accepted accounting principles (GAAP) require that this cost be spread over the expected useful life of the facility in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the facility. As such, the Company capitalized the related property and equipment over the estimated useful life of the assets after they were placed into service.

The Company acknowledges that:

☐_the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐_staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐_the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the undersigned, you may contact me at (212) 226-4232 or William Gleeson, our general counsel at (212) 226-4251.

Very truly yours,

/s/ Nat Krishnamurti

Nat Krishnamurti

Chief Financial Officer